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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934
The Southern Africa Fund Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
842157109
(CUSIP Number)
July 1, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)
☒    Rule 13d-1(c)
☐    Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    842157109

1.	Name of Reporting Person Metage Capital Limited I.R.S. Identification No. of Above Person (entities only). Not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	☒ ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization		United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	276,209 shares of Common Stock, par value $0.01 per share

	6.	Shared Voting Power	-0-

	7.	Sole Dispositive Power	276,209 shares of Common Stock, par value $0.01 per share

	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 276,209 shares of Common Stock, par value $0.01 per share

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.37%

12.	Type of Reporting Person (See Instructions) OO

ITEM 1.

(a)	Name of Issuer
The Southern Africa Fund Inc. (the "Issuer")

(b)	Address of Issuer's Principal Executive Offices:
The Southern Africa Fund Inc. 1055 Washington Boulevard, 3rd Floor Stamford, CT 06901

ITEM 2.

(a)	Name of Person Filing

This statement is being filed by Metage Capital Limited ("MCL"), the investment manager to two Cayman Islands registered companies, Metage Funds Limited ("MFL") and Metage Special Emerging Markets Fund Limited ("MSE"). These funds are the record owners of the following shares of Common Stock, par value $0.01 per share (the "Shares"), of the Issuer:
MFL—175,000 Shares (4.04% of issued Shares) MSE—101,209 Shares (2.33% of issued Shares)

(b)	Address of Principal Business Office
Metage Capital Limited 8 Pollen Street London W1S 1NG United Kingdom
Metage Funds Limited PO Box 513GT Strathvale House North Church Street George Town Grand Cayman Cayman Islands
Metage Special Emerging Markets Fund Limited PO Box 513GT Strathvale House North Church Street George Town Grand Cayman Cayman Islands

(c)	Citizenship or Place of Organization
MCL—United Kingdom MFL—Cayman Islands MSE—Cayman Islands

(d)	Title of Class of Securities
Common Stock, par value $0.01 per share

(e)	CUSIP Number:
842157109

ITEM 3.

Not applicable.

ITEM 4. Ownership

(a)	Amount beneficially owned:
276,209 Shares

(b)	Percent of class:

6.37%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	276,209 Shares
	(ii)	Shared power to vote or direct the vote:	-0-
	(iii)	Sole power to dispose or to direct the disposition of:	276,209 Shares
	(iv)	Shared power to dispose or to direct the disposition of	-0-

ITEM 5. Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person

MCL, as investment manager to MFL and MSE (collectively, the "Funds"), has the power to direct the dividends from, or the proceeds of the sale of the Shares owned by the Funds. As discussed above in Item 2, each of the Funds owns less than 5% of the issued Shares.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8. Identification and Classification of Members of the Group

As required by this item, MCL has made certain disclosures in exhibit 99.1 attached hereto. The disclosures set forth in exhibit 99.1 are hereby incorporated by reference herein.

ITEM 9. Notice of Dissolution of Group

Not applicable.

ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FOR AND ON BEHALF OF METAGE CAPITAL LIMITED
By:	/s/ NEIL MACKIE Name: Neil Mackie Title: Compliance Officer Date: July 28, 2004
FOR AND ON BEHALF OF METAGE FUNDS LIMITED
By:	/s/ JEREMY HURT Name: Jeremy Hurt Title: Investment Manager Date: July 28, 2004
FOR AND ON BEHALF OF METAGE SPECIAL EMERGING MARKETS FUND LIMITED
By:	/s/ JEREMY HURT Name: Jeremy Hurt Title: Investment Manager Date: July 28, 2004

EXHIBIT INDEX

99.1
Information required by Item 8 of Schedule 13G

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SIGNATURE
EXHIBIT INDEX